Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2008

Mr. Edward J. Borkowski
Executive Vice President and Chief Financial Officer
Mylan, Inc.
1500 Corporate Drive
Canonsburg, PA 15317

> **Re:** **Mylan, Inc.**
> **Form 10-K/A for the Transition Period from April 1, 2007 through**
> **December 31, 2007**
> **Filed March 7, 2008**
> **File No. 1-09114**

Dear Mr. Borkowski:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the transition period from April 1, 2007 to December 31, 2007

Item 1. Business

Patents, Trademarks and Licenses, page 17

1.   As part of the Merck acquisition, we note that you entered into a brand license agreement with Merck KGaA which grants you the right to use the Merck name for the acquired businesses for a period of up to two years from the date the

acquisition was consummated. It appears that this agreement may be a material contract pursuant to Item 601(b) of Regulation S-K. Please file a copy of this agreement. Alternatively, if you do not believe that that this agreement is a material contract pursuant to Item 601(b) of Regulation S-K, please provide us with an analysis supporting your determination that the agreement is not required to be filed.

Customers and Marketing, page 18

2.   Based on your disclosure in the risk factor section on page 27 it appears that you may be dependent on one or more customers. Please revise your disclosure to provide the information required by Item 101(c)(vii) of Regulation S-K. In addition, please file a copy of any agreement which your business is substantially dependent or confirm that your business is not substantially dependent on any of the oral or written agreements which it has with any of these customers. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies, page 58

3.   You identify four estimates as being critical because the uncertainties underlying these estimates could reasonably have a material impact on your financial condition or results of operations. Although you discuss the nature of the uncertainties underlying these estimates, you do not appear to discuss or quantify the related variability in operating results that have occurred or that you expect to be reasonably likely to occur. For each of your identified critical accounting policies and estimates please revise your disclosure to:
- quantify the changes in your historical estimates that you recorded during each of the periods covered in your filing; and
- quantify the expected reasonably likely variability of your estimates as of the latest balance sheet date presented in your filing.

Note 3: Acquisitions

Acquisition of Merck Generics, page 78

4.   You disclose that your purchase price allocation is preliminary, that you are awaiting additional information to finalize the allocation and that adjustments to your preliminary allocation could be significant. You also disclose that you expect to finalize the allocation as soon as possible but no later than one year from the acquisition date. Please revise your disclosure to clearly identify the information that you are awaiting to finalize your purchase price allocation. To the extent you are assessing loss contingencies, please disclose the nature of these

contingencies and furnish other available information which will enable a reader to understand the magnitude of any potential accrual and the range of reasonably possible losses. Please see SAB 2:A7.

Note 16: Commitments, page 102

5.   Please revise your disclosure here and in the disclosure following your contractual obligations table on page 58 to disclose the aggregate amount of your future potential milestone obligations and your estimate of the timing of payment of these milestones. Explain the reason you cannot estimate the timing of any of these payments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Edward J. Borkowski
Mylan, Inc.
April 28, 2008
Page 4

Please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant